SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. REPORTS 309% ANNUAL REVENUE GROWTH FOR FY

2014 AND 663% REVENUE GROWTH in Q4 2014; TWELFTH CONSECUTIVE

QUARTER OF REVENUE GROWTH

April 2, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND--(Marketwired - April 2, 2015) - Snipp Interactive Inc. ("Snipp"), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (TSX VENTURE:SPN), is pleased to announce its financial results for the 2014 fiscal year, ended December 31, 2014. A copy of the complete annual audited financial statements, management's discussion and analysis are available on SEDAR (www.sedar.com).

The total annual sales revenues for 2014 grew 309% from the prior year to $3,562,045 and the total sales revenues for the 4th quarter of 2014 grew 663% from the prior year to $2,003,411.

Revenue for fiscal 2014 was $3,562,045 compared to $870,720 in fiscal 2013. Revenue for the 4th quarter of 2014 was $2,003,411 compared to $262,551 in the 4th quarter of 2013. The increase in revenue is attributable to a multitude of factors including the acquisition of several new customers, additional sales contracts from existing customers, the creation of new sales channels, and the launch of innovative new promotions-related products and solutions as part of Snipp's platform.

For the year ended December 31, 2014, the Company reduced its operating cash outflows by 47% compared to the year ended December 31, 2013, while at the same time increasing revenue by 309% as noted above. The company is focused on continuing to increase revenue while maintaining a similar operating cost structure.

At the end of fiscal 2014, current assets were $2,145,963 and current liabilities $1,261,554. On February 4, 2015, the Company closed a bought deal private placement financing that was announced on January 14, 2015 (the "Underwritten Offering"). The Underwritten Offering was comprised of 22,322,727 units ("Units") at a price of C$0.55 per Unit for gross proceeds of C$12,277,500.

2014 Highlights include:

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4 quarters of record revenue growth (and third consecutive year of revenue growth).

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Recognized its first quarter of operations with positive net income before certain nonoperating items ("net income before interest income, foreign exchange, change in fair value of derivative liability") in Q3 2014.

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The company significantly increased its average campaign size, the number of campaigns executed and its revenue per employee as it leverages its investments in infrastructure over the last three years to scale effectively.

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The company has continued to focus on the promotions marketing space and has had significant traction with its SnippCheck receipt processing solution, which was successfully used by a variety of different clients for a variety of purchase-related promotions. Examples of programs conducted in 2014 are available at www.snipp.com/clients.

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The company also launched additional solutions including SnippRebates, focused on the rebates market and allows clients to benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture; and SnippLoyalty, an enterprise loyalty solution targeted at brands looking to launch loyalty programs (which was subsequently supplemented by the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Swiss Post, which closed in February 2015).

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The company has continued to strengthen its management team and board of directors with the hiring of a new Chief Client Officer and a new Board member.

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The company has established itself in the US market as a premier promotions marketing company with an increasing number of Fortune 500 companies and leading advertising agencies directly reaching out to the company to solicit its services.

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The company’s balance sheet reflects its increasing market strength with no long-term debt and a strong cash position, and puts it in a strong position to seek out acquisitions or mergers with firms with complementary solutions.

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The company intends to purse a strategy in international markets that reflects its success in the US market. having recently focused two full-time resources to break into the Canadian market. The company also plans to continue growing its international business, expanding beyond its current customers in Mexico, Brazil, the United Kingdom, India and the Middle East.

Atul Sabharwal, CEO and Founder of Snipp commented, “We are very pleased with our 2014 performance and our twelfth consecutive quarter and our third consecutive year over year of revenue growth. The company is extremely well poised to take advantage of growth opportunities on multiple fronts. While we continue to pursue organic customer growth and geographic expansion, we are now also increasingly focused on exploiting strategic opportunities to merge with and/or acquire private companies in our space. The company also intends to take advantage of its increasingly strong balance sheet to make strategic investments to balance its growth, take advantage of the fragmented nature of the promotions marketing landscape and supplement its existing set of solutions. We are also very pleased to have successfully closed our first acquisition as announced on February 5, 2015 from our partners Swiss Post. This acquisition is the perfect strategic fit because it gives us a very strong enterprise class offering in the loyalty market and simultaneously expands our geographic footprint. Not only can we bring the technology to our existing clients but this also gives us a new proposition in the retail and retail related markets which have not been a focus to date. There is a big opportunity for us to expand into brand-based loyalty programs, in addition to the retailer loyalty programs already underway. Traditionally consumer brands have struggled with loyalty programs, as they required cumbersome point-of-sale integrations or expensive 'code-on-pack' printing. With this acquisition Snipp can pioneer a new generation of loyalty programs for brands that marry the convenience and flexibility of our SnippCheck receipt processing solution with the enterprise level robustness and richness of the our new SnippLoyalty platform. We also hope to continue to closely collaborate with Swiss Post on a variety of projects in the future.”

Outlook:

The information in this section is forward-looking and should be read in conjunction with the section below entitled "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS".

Based on sustaining 12 straight quarters of growth since the public offering, management believes it has demonstrated that the business is in a strong position entering into 2015. Given the strong performance in 2014, including a substantial increase in sales revenues and an increasingly strong balance sheet, management believes it will have more capital market acceptance going forward that will give management further tools to make certain decisions with the business that will allow for accelerated growth and returns over the 2015 period. In addition with the continued development of the Company’s promotion platform and its components, the launch of three new solutions lines (enterprise loyalty for brands, rebates and data analytics), repeat business from large global brands, an increasing number of Fortune 500 customers directly approaching the company for its solutions and certain opportunities arising for the company to make strategic acquisitions, management believes it is in a very strong position to further penetrate the promotions marketing industry not only in the United States of America but globally in order to achieve its goal of enhancing shareholder value. The promotions marketing industry is a large industry (estimated by management to be worth $80 billion annually in North America alone) and will continue to represent a key focus area for the Company:

Management believes that the Company is well poised for rapid growth for a variety of reasons:

1.

Continued product innovation to the existing platform

2.

The launch of new solutions lines including Enterprise Loyalty for Brands, Smarter Rebates and Data Analytics

3.

Multiplier effect of its current organic business model

4.

Effect of recruiting a sales force and attendance in further industry events

5.

Global deployments with and without regional partners

6.

Increasing requests for long term licensing and services contract revenue

7.

Higher acceptance and adoption of its solutions by marketing professionals

8.

Opportunities to merge and/or acquire complimentary companies in it space

1. Continued Product Innovation to the Existing Platform

The Company has developed components within its platform that span the marketing funnel. In particular, the company is seeing significant traction with SnippCheck, its mobile receipt processing solution. SnippCheck is a unique product offering in that it was one of the pioneers in the space of receipt processing and purchase validation, is highly customizable and flexible and can easily be tailored to meet each client’s unique program needs. Significant promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. Prior to SnippCheck, brands looking to do programs tied to purchase were limited to either code-on-pack solutions, mail-in programs or integrating directly into retailer point-of-sale systems, all of which are cumbersome and expensive and each has its own shortcomings. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company plans to continually build on these components that allow for a closed-loop, single-platform solution for marketers across the path to purchase. The Company has solutions for each component of this path and will continue to launch pieces to further enhance the platforms capabilities:

A. Activate: Solutions that enable brands to drive awareness and increase engagement with their customers in store, at home or online:

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SnippSites SiteBuilder

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Apps

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Mobile video

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Mobile microsites

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Print to mobile activations (QR, SMS, Augmented Reality)

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Mobile Alerts

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Polls & Surveys

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Text/scan for info

SnippWin

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Contests & sweepstakes

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Sampling programs

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Mobile Alerts

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Mobile coupons

B. Validate: Solutions that validate consumer actions, both purchase and non-purchase related

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SnippCheck

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Mobile receipt processing

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Purchase promotions

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Mobile coupons

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SnippIR

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Image recognition

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Loyalty

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Punchcard programs

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Popup Programs

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Enterprise loyalty programs for brands

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Enterprise loyalty programs for retailers and services companies

C. Incentivize: Rewards platform with a variety of different rewards options that clients can choose and use in their programs.

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SnippRewards

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Variety of different pre-configured rewards options

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Physical and digital rewards delivery options

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Fulfillment

Management believes significant opportunities exist in acquiring point solutions that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances an opportunity exists to consolidate companies in different parts of the promotion marketing eco-system.

2. The Launch of New Solutions Lines

During 2014, Management defined and launched three new solutions lines based on the existing platform and suite of technologies within the Company. Management believes that each of these new solutions lines will create significant new revenue opportunities for the Company in the future.

A. SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified enterprise loyalty as a key new area for expansion. Management believes there is significant scope to combine its SnippCheck receipt processing solution with an enterprise loyalty platform to create a unique loyalty platform targeted specifically towards consumer brands. Previously, consumer brands were limited in their ability to launch loyalty programs for much the same reasons that they found doing purchase programs difficult: validating purchase. By combining SnippCheck with an enterprise loyalty platform and extending the solution, brands would be able to have a comprehensive, holistic loyalty solution that would enable them to reward customers for both purchase and non-purchase interactions. Furthermore, the Company would be able to target this solution towards its existing set of customers who were already engaged with the Company for promotions programs, thereby generating evergreen programs with significantly higher ticket sizes. Towards that end, the Company spent time finalizing the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. This acquisition closed in February 2015. With the acquisition and the creation of the new SnippLoyalty solution, Management believes the Company is wellpositioned to offer consumer brands in developed markets a unique product offering that meets a key need. Furthermore, SnippLoyalty can also be effectively targeted at retailers and services companies across the globe who are also looking for enterprise level loyalty programs for their customers.

B. SnippRebates: Towards the end of 2014, the Company launched SnippRebates to target the growing $8bn rebate industry. SnippRebates is designed to reduce costs for manufacturers while providing consumers with a better experience. The Company already launched a consumer rebate program in 2014 as well as a trade-based rebate program and expects to do several more such programs in 2015. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

C. SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, getting insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. The Company believes that this data is extremely valuable to brands and is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program and can work with the client to better optimize their promotion spend across those channels.

3. Multiplier Effect of the Company’s Current Organic Business Model

The company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business.

a. Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over traditional 80 promotional windows in the year (e.g. New Years Day, Valentines Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take as a response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows that exist, giving the Company multiple opportunities to sell its promotions solutions.

b. Multi-Brand Nature of Its Clients: The Company continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies many of whom belong to the “Big Four” agency holding groups. Snipp is currently executing a number of new and repeat campaigns with such clients who invariably work with Snipp across multiple brands as the relationship expands. Each of these clients has a large portfolio of brands with their own P&L. For confidentiality reasons specific client names, plans and campaigns cannot be revealed due to the competitive nature in which Snipp’s platform is deployed by its clients to achieve their business objectives. Snipp does however periodically update its website with recent campaigns after they have been launched and where the client has given the company permission to mention its name and/or if the campaign is covered by industry journals that track the space. You can read more about the types of clients and the work done by the company at http://www.snipp.com/clients. Snipp also works with leading global marketing and advertising agencies that serve multiple large brand clients. A majority of the agencies that Snipp currently works with belong to the “Big Four” agency holding companies. Breaking into these multi-brand companies and agencies leads to additional opportunities with multiple brands within the parent company or in the agency portfolio.

c. Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget". Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions. The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create significant opportunities for the Company’s continued revenue growth.

4. Effect of Recruiting a Sales Force and Attendance in Further Industry Events

To date, a majority of the Company’s revenue continues to be as a result of clients calling the company based on the reputation of the work done and the relevance of the solutions it has launched over the past two years. The Company’s management is frequently quoted in industry journals and called upon to provide opinions on the effectiveness of various tactics. The Company has undertaken very little outbound marketing and has spent relatively sparely on industry conferences and forums. Management believes that the opportunity to generate business by continuing to building a direct sales force is significant, particularly now that it has a core set of campaigns under its belt. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals we have the ability to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5. Global deployments (with and without regional partners)

Previously the company had attracted partners in Mexico and Brazil and had its own presence in the Middle East. Management believes that this trend will continue. While the path to monetization is longer with overseas partners, Management believes that a significant opportunity exists in these areas and other parts of the world. With the recent purchase of Swiss Post Solutions Ireland, the company has a beachhead in Europe and has already recruited sales staff in the United Kingdom and is working with partners in the region. Furthermore, our client agencies and brands themselves are oftentimes introducing us to their overseas colleagues with an eye towards launching campaigns in different regions.

6. Increasing requests for long term licensing and services contract revenue

In 2014, Management was able to sign long term agreements and MSAs with several key clients (agencies and brands) who were looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs. Management continues to be engaged in new conversations with multiple agencies and large promotions companies and significant opportunities exist to consummate such licensing & service deals with these companies over the course of 2015 and beyond.

7. Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have tested programs on the Snipp platform across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently the company believes that its early adoptor clients will now increasingly give way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

8. Opportunities to merge and/or acquire complimentary companies in it space

As the balance sheet of the company strengthens and visibility of the company continues to be enhanced thanks to the high profile nature of its clients and the work that Snipp is executing on their behalf, the company is uniquely poised to execute a roll up strategy in the promotion marketing space. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company has already successfully closed its acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. in February 2015 and is actively looking to do additional such complementary transactions.

About Snipp:

Snipp's technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com